Filer: Kellwood Company
                                       Pursuant to Rule 425 under the Securities
                                        Act of 1933 and deemed filed pursuant to
                                          Rule 14a-12(b) and Rule 14d-2(b) under
                                                 Securities Exchange Act of 1934
                                     Subject Company: Gerber Childrenswear, Inc.
                                                      Commission File No. 1-5256
                                                              Date: May 24, 2002


         On May 15, 2002, Kellwood Company held a conference call to discuss its acquisition (through its wholly owned subsidiary, Cradle, Inc.) of Gerber Childrenswear, Inc. The following is a transcript of that conference call:

                                                                     KELLWOOD CO
                                                                   Res #20612241
                                                            Moderator: Hal Upbin
                                                     May 15, 2002 / 2:05 p.m. MT
                                                                          Page 1

                                KELLWOOD COMPANY

                              MODERATOR: HAL UPBIN
                                  MAY 15, 2002
                                  2:05 P.M. MT


Operator:                  Ladies and gentlemen, thank you for standing by.
                           Welcome to the Kellwood Company Conference Call on the proposed acquisition of Gerber Childrenswear, Inc. During the presentation all participants will be in a listen-only mode. Afterwards, you will be invited to participate in the question-and-answer session. At that time, if you have a question, please press the one followed by the four on your telephone.
                           As a reminder, this conference is being recorded
                           Wednesday, May 15, 2002.

                           I would now like to turn the conference over to Mr. Hal Upbin, Chairman, President and Chief Executive Officer of Kellwood Company. Please go ahead, sir.

Hal Upbin:                 All right. Thank you and I want to thank all of you
                           on such short notice for being able to attend this conference call. Obviously, it's difficult to figure out when you're going to press release these things so I apologize for that short notice. But it looks like we have a good participation.

                           The team of people involved is split between St. Louis and New York so let me identify who will be participating and their location so that everyone will know where everybody is. In New York I have myself, of course, and then Greg Adler who's our Director of Corporate Development and Donna Weaver who is Vice President-Corporate Communications. And then in St. Louis we have Lee Capps who is Senior VP Finance and our CFO; Tom Pollihan who is Senior Vice President, Secretary and General Counsel; and Roger Joseph who is Vice President-Treasurer and Investor Relations.

                           I would equally like to welcome you on behalf of the Gerber shareholders who may be on the call with us today. Although, of course, it is Kellwood's call and it will be focused on Kellwood matters, obviously we still welcome the Gerber shareholders who obviously

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                                                                     KELLWOOD CO
                                                                   Res #20612241
                                                            Moderator: Hal Upbin
                                                     May 15, 2002 / 2:05 p.m. MT
                                                                          Page 2

                           have an interest here. I want you and them to know that, of course, Kellwood is a company committed to creating and enhancing shareholder value for the long-term. Gerber and Wilson brands are great additions to our portfolio and we're very committed to further building these brands in order to maximize their potential value.

                           We thought we'd have a little different format. Rather than a lengthy prepared commentary, (I know many of you have questions.) we would go to a kind of a Q&A format for openers. In St. Louis Roger Joseph, our Treasurer and Investor Relations VP, has received a number of questions during the day and we thought we would start with a response of those questions and answers that we've already been asked and that may cover some of the territory that we'll venture into. And once we've done that, we will then open up rather quickly to the audience for further questions from you.

                           And if that's agreeable I'm going to ask Roger here to jump in. I know we've going to have a safe harbor statement necessary before we begin, and why don't I turn that over to you guys in St. Louis.

Thomas Pollihan:           Yes. This call is neither an offer to purchase nor a
                           solicitation of an offer to sell shares of Gerber
                           Childrenswear. At the time the expected offer is commenced, Kellwood will file exchange offer materials with the U.S. Securities and Exchange
                           Commission and Gerber Childrenswear will file a solicitation and recommendation statement with respect to the offer.

                           The exchange offer materials, including an offer to purchase, a related letter of transmittal and other offer documents and the solicitation and recommendation statement will contain important information which should be read carefully before any decision is made with respect to the offer. The offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation and recommendation statement, will be made available to all stockholders of Gerber Childrenswear at no expense to them.

                                                                     KELLWOOD CO
                                                                   Res #20612241
                                                            Moderator: Hal Upbin
                                                     May 15, 2002 / 2:05 p.m. MT
                                                                          Page 3

                           The exchange offer materials, including the offer to purchase, the related letter of transmittal and all other documents filed with the SEC and the solicitation and recommendation statement will also be available for free at the SEC's website at www.sec.gov. Gerber Childrenswear stockholders are urged to read the relevant exchange offer documents and the solicitation and recommendation statement, when they become available, because they will contain important information that stockholders should consider before making any decision regarding tendering their shares.

                           Statements in this call that are not strictly historical are "forward-looking statements," within the meaning of the safe harbor provisions of the Federal securities laws. Actual results may differ materially due to risk and uncertainties that are described in Kellwood's Form 10-K and other filings with the SEC.

H. Upbin:                  Thank you. With that, between Roger and Lee, why
                           don't we take some of the questions we've already been addressed earlier in the day?

Roger Joseph:              Okay. Thank you, Hal. I had a number of calls and
                           four of the most frequently asked questions we would like to cover in our opening remarks. The first one has to do with what is the timetable and sequence of events necessary to close the deal? And I'll ask Tom to go through that please.

T. Pollihan:               It's expected that Kellwood will file with the SEC a
                           form S-4 next week and commence the exchange offer.
                           It is referred to as an exchange offer because it involves both cash and stock of Kellwood. The timing of the actual closing will be, at best, near the end of June and possibly into July. The timing is dependent on the time taken for the SEC review, as well as the Hart-Scott-Rodino review. The offer is also subject to satisfactory completion of the customary conditions in the merger agreement.

R. Joseph:                 Okay. Thank you, Tom. The next question, which I know
                           everybody is interested in, what will the contribution to Kellwood's sales and earnings be for the current fiscal year, namely fiscal 2002 which ends in January of 2003, and what is the contribution to sales and earnings for next fiscal year, namely

                                                                     KELLWOOD CO
                                                                   Res #20612241
                                                            Moderator: Hal Upbin
                                                     May 15, 2002 / 2:05 p.m. MT
                                                                          Page 4

                           our fiscal 2003? For this year, and as Tom mentioned, it's difficult to pin down the exact amount of accretion to earnings and sales because we don't know the exact timing of when the deal will close. But we estimate that sales will be enhanced in the current fiscal year by approximately $80 to $100 million. In terms of earnings, the deal will be accretive to earnings and perhaps as much as $0.05 per share in the current fiscal year. The reason it's, again, difficult to pin this down - there will be purchase accounting adjustments, one-time adjustments that will be driven off the level of inventory and we really will not know what that amount is until we get closer to the point of closing.

                           For next year, the next full 12 months, we expect that sales from Gerber will be approximately $200 million, which should yield at least $100 million of incremental year-to-year growth in revenue. In terms of earnings per share, we will file, as Tom said, our S-4 within the next week. The S-4 will show that the Gerber transaction would have been accretive by $0.28 per share in fiscal 2001. At this time, we would expect approximately the same level of accretion in fiscal 2003 for the full 12 months. We'll be in a better position however to address this subject after we close the transaction, which, as Tom said, which will probably not be until late in our second quarter which ends in July.

                           The next most frequently asked question is, will the Gerber management continue to run the business? And, Hal?

H. Upbin:                  That pause was not intended. That's the difference
                           between St. Louis and New York, of course. As you know, most of you who are familiar with Kellwood, when we acquire what we call a stand-alone business or a new platform of growth, which this is, certainly management is, in large measure, what you're buying.
                           In this case, certainly, the brands as well. And therefore we would certainly anticipate management
                           [remains] in place and helping us, we helping them grow the business to a new plateau.

                           So the answer is yes.

R. Joseph:                 Finally, the fourth most frequently asked question
                           has been what does Kellwood bring to the party and what will Kellwood do to help grow the business and enhance profitability?

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                                                                     KELLWOOD CO
                                                                   Res #20612241
                                                            Moderator: Hal Upbin
                                                     May 15, 2002 / 2:05 p.m. MT
                                                                          Page 5

H. Upbin:                  And, of course, here, obviously there's the whole
                           crux of why we had an interest in Gerber and why it would make a lot of sense. We believe the transaction will be a "two and two is five." I know many transactions turn out to be something different than that. But we're very confident here.

                           First off for Kellwood, as you heard, it's accretive on its face so that if nothing were done it's still a very substantial business with a very substantial bottom line. On the other hand, we think the connection with Kellwood and its resources. It's hard for a company today given the competition at retail and in the general environment, as you know, to stay as a medium or smaller-size company and still remain competitive.

                           And so we think the combination with Kellwood and our ability to source perhaps more efficiently and perhaps better because of our size and, because of our strong balance sheet and our working capital, ability to expand the businesses without limitation, reasonably speaking. With our connections with, of course, the who's who of retail today and our ability perhaps to expand the Gerber name in retailers and outlets and channels that are not now represented, and we feel confident we can do that. And finally to be supportive to management in terms of creating value and creating additional product categories through support of the Kellwood personnel in some cases.

                           So all in all, we think there's a tremendous amount of complementary and then strategic support here that we can bring to the table. So even though it's in a business that Kellwood is not now in, which is a big plus of course, we won't be competing against ourselves. We do, I think given the skill sets of Kellwood that we'll be able to offer a great number of support items that will help grow the business.

                           And I'm sure there'll be additional questions, so I'll try to make that a fairly short answer, but hopefully one that will give you a taste or a flavor of what we see in Gerber, beyond the obviously dynamite brands of Gerber and Wilson.

                                                                     KELLWOOD CO
                                                                   Res #20612241
                                                            Moderator: Hal Upbin
                                                     May 15, 2002 / 2:05 p.m. MT
                                                                          Page 6

                           Okay. And with that, and that's just a flavor of some of the questions we've had so far today. With that, as I mentioned earlier, I'd like to open the session really now to a Q&A period where we will try to be responsive to any and all questions.

Operator:                  Ladies and gentlemen, if there are any questions
                           please press the one followed by the four on your push-button phone. You will hear a three-tone prompt acknowledging your request. If your question has been answered and you would like to withdraw your polling request you may do so by pressing the one followed by the three. If you are using a speakerphone please pick up your handset before pressing the numbers. One moment, please, for the first question.

                           Todd Slater with Lazard, please go ahead.

Todd Slater:               Good afternoon, guys.

H. Upbin:                  Hey, Todd.

T. Slater:                 Congratulations.

H. Upbin:                  Well, thank you.

T. Slater:                 My first question is, looks like Gerber made about
                           $20 million EBIT last year. Is that right?

H. Upbin:                  About right, yes.

T. Slater:                 And you believe that number will be up or down this
                           year?

H. Upbin:                  Am I allowed to say that?

T. Slater:                 Directionally.  I'm not asking for an exact number.

L. Capps:                  They provided guidance already on where they think
                           they're going to be at. In fact, they just had a meeting last week.

T. Slater:                 Great.  Would you mind sharing that?

L. Capps:                  I don't know that we have that. We will get that.

                                                                     KELLWOOD CO
                                                                   Res #20612241
                                                            Moderator: Hal Upbin
                                                     May 15, 2002 / 2:05 p.m. MT
                                                                          Page 7

T. Slater:                 Okay. If we just planned Gerber flat by quarter and
                           assume a small amount for the second quarter let's say, we get about $120 million in revenues this year.
                           You guys just, I think, said to $80 to $100 if I heard you correctly and I'm just wondering what the difference is.

L. Capps:                  No particular difference. This is Lee. No particular
                           difference other than it depends upon when the transaction closes as to when we will start to pick up the sales.

T. Slater:                 But I mean even if we assume no sales in the second
                           quarter, let's say you don't close by July and we assume flat revenues for the back half, we're getting, I think $110. I'm just wondering do we have the wrong information on last year's revenues or are you projecting revenues down versus last year?

L. Capps:                  Well again I think that goes back to what Gerber has
                           projected for the year in their revenues and I think they indicated in their press release for the year they'd be $200 to $210, somewhere in that time frame.
                           The bigger issue is not that we're projecting them to be anything different than what they said already.
                           It's the timing of the close and the issues that we'll have. I mean we're not anticipating any issues, but the challenges that we'll have to get the SEC review done. You know, in the current environment, nothing related to Kellwood or Gerber, it is such that they're going to take some time to look at it.

T. Slater:                 Okay. Maybe it reflects some conservatism on your
                           part, as well?

L. Capps:                  I would agree with that.

T. Slater:                 Okay.

R. Joseph:                 The numbers we quoted were sort of the, if there is
                           such a thing as a worst case in getting SEC approval and the amount of time it takes to close the deal.

T. Slater:                 Okay.

R. Joseph:                 I mean, if we close it 30 days sooner or--

                                                                     KELLWOOD CO
                                                                   Res #20612241
                                                            Moderator: Hal Upbin
                                                     May 15, 2002 / 2:05 p.m. MT
                                                                          Page 8

L. Capps:                  Yeah, no-- absolutely no--

R. Joseph:                 --it could be-- sales could be a bit higher.

L. Capps:                  Absolutely no reflection or any concerns that we have
                           on what Gerber has indicated.

H. Upbin:                  I think that's really the heart of your question,
                           Todd, and I think that's the real answer that we don't have concerns about that.

T. Slater:                 Okay. Okay, good. And just a quick question on the
                           international component. I understand they do some athletic socks, I think, via Converse and Wilson.

H. Upbin:                  Yes.

T. Slater:                 Does that European distribution have any value for
                           Kellwood outside of that?

H. Upbin:                  Yes. Yes. In fact, again, my long-version answer to
                           why we're interested that would have been one of the issues, as well. As you know we're really not a player certainly in the international scene, and while this would not be major for Kellwood, it would be our toe (no pun intended) our toe in the water in Europe and it appeals to us. Yes, it definitely appeals to us.

T. Slater:                 For which of your brands or areas?

H. Upbin:                  Well, it's early to say. I mean, I don't think we're
                           ready quite to say that. But there are a couple of platforms that we already have. One of course would be our camping company that's dabbled a little bit over there and this might open some doors or might facilitate that. As far as on the apparel side, we'd have to really look hard and work with our divisions to determine where that might make some sense.

                           That will be coming later. I think we've got some other remedial things we want to focus on first.

T. Slater:                 Okay, great.  Thanks very much.

                                                                     KELLWOOD CO
                                                                   Res #20612241
                                                            Moderator: Hal Upbin
                                                     May 15, 2002 / 2:05 p.m. MT
                                                                          Page 9

H. Upbin:                  Okay, Todd.

T. Slater:                 Good luck.

H. Upbin:                  Thank you.

L. Capps:                  After follow-up on your question, we agree with your
                           estimate of what they're looking at for EBITDA.

T. Slater:                 You agree with my estimate and up or-- directionally
                           up or down?

L. Capps:                  You had indicated, the first part of your question
                           was that it was around $20 million of EBITDA.

T. Slater:                 Yes.

L. Capps:                  --and---

T. Slater:                 Is that EBIT or EBITDA?

L. Capps:                  EBIT.

T. Slater:                 Yes.

L. Capps:                  And that's what our indication is.

T. Slater:                 Yes, for this year as well?

L. Capps:                  Yes.

T. Slater:                 I see. Okay, so flat EBIT. Okay. All right. Great.
                           Thanks.

Operator:                  Jeff Edelman with UBS Warburg, please go ahead.

Jeff Edelman:              Thank you. Hal, there's not a lot of public
                           information readily available and I was out of the office this morning when this occurred. But pulling up some data, it looks as if the company's sales have been in a steady decline over the last several years.

H. Upbin:                  Yes, that's--

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                                                                     KELLWOOD CO
                                                                   Res #20612241
                                                            Moderator: Hal Upbin
                                                     May 15, 2002 / 2:05 p.m. MT
                                                                         Page 10

J. Edelman:                Could you sort of discuss what was behind that?

H. Upbin:                  Yes. Obviously, in part of our due diligence there we
                           focused on that. As part of our due diligence we engaged an outside consultant firm to do a market study, which is a fancy way of saying we were investigating the relationships with the key retailers and the product categories and where it fit in vis-a-vis the competition and so on, and we had a very thorough review done. And in that regard, we satisfied ourselves that it was not terminal. That the erosion came more from and, of course, Gerber management initially put this forth, that it came more from getting out of certain categories of products that they were not competitive with at a point in time. And part of that, I think, was they were sourcing primarily from their own facilities and there were some issues which we think going forward can change.

                           We also think, meaning we will get back into, with management of Gerber, certain of those categories once again. And additionally we think that there's opportunity to expand the business in channels like the warehouse clubs or like the drugstore chains and so on that they're not now represented in.

                           So first and foremost we're satisfied that the erosion was quote "a one-time type of erosion" and that it's endemic into any basic issues with the brand or with the product.

J. Edelman:                Okay. Roughly, how does it break down between
                           children's wear and socks?

H. Upbin:                  It's roughly 70-30. 70% children's wear; about 30%
                           socks.

J. Edelman:                It appears as if most people selling commodity
                           products like socks and/or selling to the mass channel typically have a lower operating margin.
                           Theirs looks fairly impressive; I guess almost double yours. What have they been doing differently and why?
                           What produces that kind of profitability? Or was there something unusual in the numbers from last year?

H. Upbin:                  I couldn't. I can't answer that really readily in
                           this conference call. Obviously, there is a belief on our part that there's some opportunity there given

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                                                                     KELLWOOD CO
                                                                   Res #20612241
                                                            Moderator: Hal Upbin
                                                     May 15, 2002 / 2:05 p.m. MT
                                                                         Page 11

                           their connection with Kellwood that we can perhaps eliminate some of those costs or do some of those things more efficiently. But there is nothing untoward or unusual about the operation, per se, in the socks side.

L. Capps:                  They've been able to historically get those margins,
                           and they've done a good job of maintaining them even though the sales have been somewhat down.

J. Edelman:                Okay. What has been the underlying growth of their
                           basic business excluding the businesses that they liquidated?

H. Upbin:                  Andy here unless Lee or--

L. Capps:                  Well, it's nominal growth. In fact, you know, with
                           the current environment in the last 12 to 14 months it was down slightly on the base business but not significantly.

H. Upbin:                  I think they suffered as [much] as we did in the near
                           term, the last period or two, obviously, from the general climate.

R. Joseph:                 Jeff, if you go back -- this is Roger -- to 1999
                           versus 2000 sales of the company went from $278 down to $259 yet the EBITDA and here I'm adding back -- I have depreciation added back, stayed around $30 million.

J. Edelman:                Okay.

R. Joseph:                 That is reinforcing what Lee said, their withdrawal
                           from certain unprofitable product lines.

J. Edelman:                Okay.

R. Joseph:                 So the base business has consistently generated a
                           double-digit return on sales I think principally because of the equity of the brand.

J. Edelman:                 Okay. Yes, definitely it's a really -- it was an
                           impressive return in a business that people typically don't get such high a returns on. Okay. Thank you.

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                                                                     KELLWOOD CO
                                                                   Res #20612241
                                                            Moderator: Hal Upbin
                                                     May 15, 2002 / 2:05 p.m. MT
                                                                         Page 12

R. Joseph:                 -- birth rate is, but the growth of the market is
                           pretty consistent with the birth rate in the United
                           States which is fairly low right now.

L. Capps:                  Consistent 4 million births a year, every year,
                           year-in and year-out.

J. Edelman:                Right.

R. Joseph:                 So it's a nice annuity on which I think we can with
                           guidance from Gerber management look for ways to grow.

H. Upbin:                  Yes, I guess that was my -- what I was trying to
                           respond, Jeff, was to say as good as it is I think there's even opportunity perhaps to even enhance that.

J. Edelman:                Okay.  Thank you.

Operator:                  Susan Sansbury with Sassafras Capital, please go
                           ahead.

Susan Sansbury:            Yes. I have a couple of questions. First, this is a
                           point of clarification. I just want you to verify that you have signed a definitive agreement to acquire this company and not signed just a letter of intent.

H. Upbin:                  No, no.  We have signed a definitive agreement.

S. Sansbury:               Okay. Second question is, have you entered into an
                           employment contract with Ed Kittredge and, if so, for how long?

H. Upbin:                  We will be signing. We haven't now, no.

S. Sansbury:               Okay.  But you haven't, but you intend to?

H. Upbin:                  We have an agreement with Ed Kittredge on terms of
                           employment.

S. Sansbury:               Okay.

H. Upbin:                  If you're asking will he be around. Yes, he'll be
                           around.

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                                                                     KELLWOOD CO
                                                                   Res #20612241
                                                            Moderator: Hal Upbin
                                                     May 15, 2002 / 2:05 p.m. MT
                                                                         Page 13

S. Sansbury:               Okay. What are you going to do with the cash? They
                           have over $40 million in cash and what you do with that is that instrumental in terms of your calculation of the level of accretion? The other question is this company's spent a lot of time transferring or changing their sourcing from domestic to U.S.-- I mean, domestic to overseas. Do you expect to do any additional changes in terms of sourcing and/or do you expect to spend any significant amount of money to grow the top line?

H. Upbin:                  Okay, let me--

L. Capps:                  Let me answer. I'll answer the first one on the cash.
                           The cash obviously is a positive impactor on this but it doesn't have, does not have a direct impact on the accretion. We have cash already in the company. Our balance sheet is a lot stronger than it was, than it has been in a long time. So the fact that they have cash really has a very small impact on what we're projecting the accretion to be.

H. Upbin:                  Really, money is fungible and as of, Roger, what was
                           it last month, some $140 million?

R. Joseph:                 At least $150 by the time-- In April a year ago, we
                           had $26 million of cash.

H. Upbin:                  So, Susan, it's a very different picture.

R. Joseph:                 And low.

H. Upbin:                  So that that $40 becomes fungible with the balance of
                           funds, so that's why Lee's answer is certainly accurate.

                           On the other side, we do think, and again, while we've done due diligence, obviously, and we've talked with management and both management has already had plans to do some further sourcing and enhancement of the bottom line, hooking up with Kellwood can only more enhance those plans. So the answer is yes for the current business and additional incremental businesses that we would hook up with management and we would be helpful in a way that we could enhance the sourcing capabilities of Gerber as a stand-alone versus being part of Kellwood.

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                                                                     KELLWOOD CO
                                                                   Res #20612241
                                                            Moderator: Hal Upbin
                                                     May 15, 2002 / 2:05 p.m. MT
                                                                         Page 14

S. Sansbury:               One final question is sort of technical. In this
                           press release you said that you will acquire Gerber in a stock/cash transaction, blah, blah, blah, subject to a formula, the share portion which is subject to a formula set forth in the merger agreement. Can you elaborate on that at this point, or do we have to wait until the merger agreement is filed?

H. Upbin:                  My collar expert formula is Lee Capps. I wouldn't
                           even try to tackle it.

L. Capps:                  The formula always equates to $6.85 and, for the most
                           part, until-- you know, we don't really anticipate this to happen, but if the stock were to-- our stock were to drop below $20, then we would supplement the amount of stock with cash so that the formula might change to a certain extent under $20. But above $20, it's 50/50 cash and stock. We're just adjusting stock to ensure that it's $6.85 proceeds to the Gerber shareholders.

S. Sansbury:               Okay. And this really is the final question. When you
                           look at Gerber, and I may know it better than other people, but they have an Irish operation where currency is a major issue. Are you guys comfortable with the extent of their currency exposure? And do you intend to manage it any differently than they've been able to or not been able to?

H. Upbin:                  Well, I mean, Roger might want to answer that in
                           terms of any hedging requirement, but it is a very modest size versus the rest of the whole operation.
                           The Ireland part of the business is fairly modest.

S. Sansbury:               It has a significant affect on their tax rate,
                           quarter to quarter.

H. Upbin:                  Roger, if you want to respond to that?

L Capps: Well, I'll go ahead and jump in. Again, it's a modest operation, $15 to $20 million is what it is.

H. Upbin:                  Yes.

                                                                     KELLWOOD CO
                                                                   Res #20612241
                                                            Moderator: Hal Upbin
                                                     May 15, 2002 / 2:05 p.m. MT
                                                                         Page 15

L Capps: I've looked at it. We're comfortable with the exposure. Again, obviously the impact on the tax rate for us would be less significant because it would be combined with a larger group. We are in the process of looking at tax planning aspects of the Ireland operation and also to see what can be done to make it a more meaningful piece of the puzzle.

S. Sansbury:               Okay, great.  Thanks very much.

Operator:                  Julia Grice with Amajac Capital, please go ahead.

Julia Grice:               Thank you. Does GCW have to get a fairness opinion or
                           have they already received one for this offer?

H. Upbin:                  They have already received one for this offer, yes.

J. Grice:                  And I guess the question I have is, looking at the
                           valuation for what you're paying to buy the company, what's wrong with Gerber Childrenswear? Why are they selling themselves to you so inexpensively?

H. Upbin:                  Well, obviously I don't think there's anything wrong
                           with it. I think it's a wonderful company. I think it's a wonderful opportunity for us and I think it's a wonderful opportunity for them. But I think you need to ask them that question if you want to know from their side.

J. Grice:                  And how long did you do due diligence?

H. Upbin:                  We did due diligence for four months? Three months?
                           Three months or so. Intensive due diligence.
                           Marketing studies, independent audit - our auditing people, legal due diligence. We have a reputation, well earned, for probably being very studious when it comes to analyzing a target company, and we have spent a lot of time on the due diligence. We had people over to Ireland, into their plants.

                           We have not, think we have not missed a trick and I'm sure they will tell you the same thing. And we are very satisfied with the opportunity going forward in the unique sense that we bring a lot to the table that others might not, and I believe they feel the

                                                                     KELLWOOD CO
                                                                   Res #20612241
                                                            Moderator: Hal Upbin
                                                     May 15, 2002 / 2:05 p.m. MT
                                                                         Page 16

                           same way, that hooking up with us -- and I don't want to really speak for them --

J. Grice:                  Well, I can say that as a Gerber Childrenswear
                           shareholder that this seems like a raw deal for us in that you don't give us any upside to your stock because you're capping us out at a fixed price and, on top of that, the valuation you're paying is-- seems to be basically highway robbery.

H. Upbin:                  Well, we appreciate your comments. But, again, I
                           think you ought to take that up with Gerber management and the board who-- the proposal, not with Kellwood. Thank you.

L. Capps:                  Can we move on to the next question?

Operator:                  Ladies and gentlemen, if there any additional
                           questions please press the one followed by the four at this time. Ray Holton with Shorewater, please go ahead.

Ray Holton:                Yes, hi. Just two things. One, I'm wondering if
                           there's a break fee for this transaction? And the second one is, is there going to be an averaging period to calculate the amount of stock we'll be receiving or is it just sort of fix the stock price on a certain date to calculate the 50/50?

L. Capps:                  I'll jump in on that. There is a break fee of $5
                           million.

R. Holton:                 Okay.

L. Capps:                  Secondly, as far as the stock is concerned during the
                           tender period the stock is averaged over an 18-day period ending two days before the end of the tender offer.

R. Holton:                 Great.  Thank you.

H. Upbin:                  You're welcome.

Operator:                  Gentlemen, I am showing no further questions at this
                           time.

H. Upbin:                  Well, all right then. If there are no other
                           questions, I want to thank all of you for attending the conference call. And again, just end by saying

                                                                     KELLWOOD CO
                                                                   Res #20612241
                                                            Moderator: Hal Upbin
                                                     May 15, 2002 / 2:05 p.m. MT
                                                                         Page 17

                           we're excited by the acquisition. We know Gerber management is excited about the acquisition, and we believe it'll be-- going forward, it'll be a very, very positive addition to the Kellwood portfolio. And I thank you very much.

Operator:                  Ladies and gentlemen, that does conclude your
                           conference for today. You may all disconnect and thank you for participating.

         On May 24, 2002, Kellwood Company issued the following press release:

                                     [LOGO]
                                    KELLWOOD
                                  NEWS RELEASE

          KELLWOOD (NYSE:KWD) AND GERBER CHILDRENSWEAR INC. (NYSE:GCW) ANNOUNCE COMMENCEMENT OF EXCHANGE OFFER FOR GERBER COMMON STOCK

ST. LOUIS, MO, May 24, 2002 - Cradle, Inc., a Delaware corporation and a wholly-owned subsidiary of Kellwood Company, today announced that it has commenced an exchange offer for any and all outstanding shares of Gerber Childrenswear, Inc. common stock for cash and common stock of Kellwood, pursuant to the terms of its previously executed merger agreement with Gerber.

         Under the terms of the exchange offer, Kellwood is offering to acquire all outstanding shares of common stock of Gerber for at least $3.42 in cash and a fraction of a share of common stock of Kellwood, together having a value based on the formula described in the offering documents of $6.85 for each share of Gerber common stock. The exact ratio of cash and stock will not become fixed until two trading days before the exchange offer--which may be extended--expires. The exchange offer is scheduled to expire at 12:00 midnight New York City Time on Friday, June 21, 2002, unless extended.

         The Gerber Board of Directors, by unanimous vote of all the directors, upon the terms and conditions set forth in the merger agreement, has (i) determined that each of the Offer and the Merger, taken together as integral steps of a single plan of reorganization, is fair to, and in the best interests of the stockholders of Gerber, (ii) approved the Merger Agreement and the transactions contemplated thereby, and (iii) recommended acceptance of the Offer and adoption of the Merger Agreement by the stockholders.

         The exchange offer is subject to certain conditions, as more fully described in the merger agreement, including the condition that shares representing at least 70% of the Gerber voting common stock on a fully diluted basis are tendered and not withdrawn in the exchange offer.

         American Stock Transfer & Trust Company is the depositary and exchange agent and Innisfree M&A is the information agent for the exchange offer. Kellwood's information agent has set up a toll-free number, 1-888-750-5834, for questions relating to the exchange offer and for current information about the number of shares of Kellwood common stock exchangeable for each share of Gerber common stock.

         This release is being filed pursuant to Rule 425 under the Securities Act of 1933. This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Gerber. Gerber stockholders are urged to read the relevant exchange offer documents because they contain important information that stockholders should consider before making any decision regarding tendering their shares. Kellwood has filed exchange offer materials with the SEC and Gerber has filed a solicitation/recommendation statement with respect to the offer.

                                     -More-

                                     [LOGO]
                                    KELLWOOD

Add One

The exchange offer materials (including a Preliminary Prospectus, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will be provided to each Gerber stockholder and will contain important information, which should be read carefully before any decision is made with respect to the offer. The Preliminary Prospectus, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, are available to all stockholders of Gerber at no expense to them by contacting the information agent, Innisfree M&A, 501 Madison Avenue, 20th Floor, New York, New York 10022, at 1-888-750-5834. The exchange offer materials (including the Preliminary Prospectus, the related letter of transmittal and all other documents filed with the SEC) and the solicitation/recommendation statement are also available for free at the SEC's website at www.sec.gov.

         Celebrating 40 years of value, fashion and diversity, Kellwood is a $2.1 billion marketer of apparel and consumer soft goods. Kellwood specializes in branded as well as private label products, and markets to all channels of distribution with product specific to a particular channel. Kellwood brands include Sag Harbor(R), Koret(R), Jax(R), David Dart(R), Democracy(R), David Meister(TM), Dorby(TM), My Michelle(R), Vintage Blue(TM), EMME(R), Bill Burns(R), David Brooks(R), Kelty(R), and Sierra Designs(R). EMME(R) and Bill Burns(R) are produced under licensing agreements. For more information about Kellwood, visit Kellwood's website at www.kellwood.com.

         Gerber Childrenswear, Inc. is a leading marketer of infant and toddler apparel and related products, which it offers under its flagship licensed brand, Gerber(R), as well as the Baby Looney Tunes(TM), Curity(R), and Little Suzy's Zoo(R) licensed brand names and the Onesies(R) trademark. The Company is the leading provider of these products to volume retailers, and also distributes to mid-tier department stores and specialty retailers. Its hosiery subsidiaries, Auburn Hosiery Mills Inc. and Sports Socks Company (Ireland) Limited, manufacture, market and sell branded sport socks for men, women, and children under licensed brand names such as Wilson(R), Coca-Cola(R) and Converse(R). For more information about the products of Gerber Childrenswear, visit Gerber Childrenswear's website at www.gerberchildrenswear.com.

Statements in this press release that are not strictly historical are "forward-looking" statements within the meaning of the safe harbor provisions of the federal securities laws. Actual results may differ materially due to risks and uncertainties that are described in Kellwood's Form 10-K and other filings with the SEC.

                                       ###

FINANCIAL CONTACT: Roger D. Joseph, VP Treasurer & IR, Kellwood Company, 314.576.3437, Fax 314.576.3325 or roger_joseph@kellwood.com. W. Lee Capps III, Senior Vice President Finance & CFO, Kellwood Company, 314.576.3486, Fax
314.576.3439 or wlc@kellwood.com. Corporate Office: 600 Kellwood Parkway, Chesterfield, Missouri 63017.

MEDIA CONTACT: Donna Weaver, VP Corporate Communications, Kellwood Company, 212.575.7467, Fax 212.575.5339 or donna.weaver@kellwood.com. Executive Office:
120 West 45th Street, 27th Floor, New York, New York, 10036.